Exhibit 2.3

First Amendment to By-Laws

of

Triangle Canna Corp., a Nevada corporation

as of May 19, 2021

1.	Section 6.10 in ARTICLE VI of the By-Laws shall be deleted in its entirety and replaced with the following:

Section 6.10 Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the District Court of the State of Nevada (or if the District Court does not have jurisdiction, the federal district court for the District of Nevada) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a) any derivative action or proceeding brought on behalf of the Corporation;

(b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s stockholders;

(c) any action asserting a claim arising pursuant to any provision of the Nevada Corporations Act, the Articles of Incorporation, or these by-laws; or

(d) any action asserting a claim governed by the internal affairs doctrine; or

(e) any other internal corporate claim as defined in the NRS or any successor provision except for, as to each of (a) through (e) above, any claim (i) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than such court or (iii) for which such court does not have subject matter jurisdiction; provided, however, in no event, shall any action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, including any derivative actions, be subject to the exclusive jurisdiction of the District Court of the State of Nevada.